UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LEXINGTON RESOURCES, INC.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

529561102
______________________________________
(CUSIP Number)

NEWPORT CAPITAL CORP. and BRENT PIERCE
Address: both of Rennweg 28, Zurich, Switzerland, CH-8001; Telephone: 011-41-795-986-147

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2006

________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 529561102

1.       Names of Reporting Persons               NEWPORT CAPITAL CORP.
          I.R.S. Identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      ☐
(b)      ☐
           Not applicable.

3.       SEC Use Only:

4.       Source of Funds (See Instruction):     WC.

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
           Not applicable.

6.       Citizenship or Place of Organization:            Belize.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:                 1,895,114 shares.(1)

8.       Shared Voting Power:             None

9.       Sole Dispositive Power:          1,895,114 shares.(1)

10.     Shared Dispositive Power:      None

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:     1,895,114 shares.(1), (2)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐
           Not applicable.

13.     Percent of Class Represented by Amount in Row (11):       4.9%.(3)

14.     Type of Reporting Person (See Instructions):   CO.

Notes:

(1)   Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and includes 1,782,114 shares and 113,000 warrants (immediately exercisable for one share each) held of record by Newport Capital Corp. ("Newport Capital") as of August 1, 2006. Brent Pierce ("Mr. Pierce") is an officer and director of Newport Capital, and the Board of Newport Capital has delegated to him sole dispositive and voting power with respect to common shares owned by Newport Capital.

CUSIP No. 529561102

(2)   The filing of this statement by Newport Capital shall not be construed as an admission that Newport Capital is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(3)   Based on 38,766,270 shares of common stock issued and outstanding as of August 1, 2006.

CUSIP No. 529561102

1.       Names of Reporting Persons              BRENT PIERCE.
          I.R.S. Identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      ☐
(b)      ☐
           Not applicable.

3.       SEC Use Only:

4.       Source of Funds (See Instruction):    PF (Brent Pierce & Mrs. Pierce), WC (Newport Capital Corp., Spartan Asset Group,
          Pacific Rim Financial, Inc. & Parc Place Investments AG)

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☒

6.       Citizenship or Place of Organization: Canada.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:                  1,900,364 shares.(1)

8.       Shared Voting Power:              285,000 shares.(2)

9.       Sole Dispositive Power:           1,900,364 shares.(1)

10.     Shared Dispositive Power:       285,000 shares.(2)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:     2,185,364.(1), (2), (3)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐
           Not applicable.

13.     Percent of Class Represented by Amount in Row (11):        5.6%.(4)

14.     Type of Reporting Person (See Instructions):   IN.

Notes:

(1)   1,895,114 of these securities are the same securities being reported by Newport Capital Corp. ("Newport Capital") as a Reporting Person hereunder. Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and includes 1,782,114 shares and 113,000 warrants (immediately exercisable for one share each) held of record by Newport Capital Corp. ("Newport Capital") as of August 1, 2006. Brent Pierce ("Mr. Pierce") is an officer and director of Newport Capital, and the Board of Newport Capital has delegated to him sole dispositive and voting power with respect to common shares owned by Newport Capital. In addition to such shares and warrants held of record by Newport Capital, as of August 1, 2006, 5,250 shares were held of record by Mr. Pierce.

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(2)   Of these 285,000 shares of common stock, as of August 1, 2006: (i) 45,000 shares were held of record by Dana Pierce ("Mrs. Pierce"), the wife of Mr. Pierce; (ii) 222,500 shares were held of record by Parc Place Investments AG ("Parc Place") and (iii) 17,500 shares were held of record by Spartan Asset Group ("Spartan"). Mr. Pierce shares dispositive and voting power with respect to the shares owned by Parc Place and Spartan in his capacity as an officer and director of these entities.

(3)   The filing of this statement by Mr. Pierce shall not be construed as an admission that Mr. Pierce is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(4)   Based on 38,766,270 shares of common stock issued and outstanding as of August 1, 2006.

In addition to his beneficial share ownership of the common shares of the Issuer as of August 1, 2006, Mr. Pierce is filing this statement to amend his 13D filing dated June 26, 2006 to disclose his beneficial ownership of the common shares of the Issuer as of May 16, 2006 and June 9, 2006, as described in Item 4 herein.

CUSIP No. 529561102

This statement on Schedule 13D (Amendment No. 1) amends and supplements the statement on Schedule 13D dated June 26, 2006 filed by Newport Capital Corp. ("Newport Capital") and Brent Pierce ("Mr. Pierce") pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Newport Capital and Mr. Pierce are sometimes referred to herein as the "Reporting Persons".

ITEM 1.          SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.00025 par value, of Lexington Resources, Inc., a Nevada Corporation ("Issuer"). The Issuer maintains its principal executive offices at 7473 West Lake Mead Road, Las Vegas, Nevada 89128.

ITEM 2.          IDENTITY AND BACKGROUND

A.       Names of Persons filing this Statement:

This statement is filed by Newport Capital Corp. and Brent Pierce.

B.       Residence or Business Address:

Newport Capital Corp.	Brent Pierce
Rennweg 28	c/o Newport Capital Corp.
Zurich, Switzerland, CH-8001	Rennweg 28 Zurich, Switzerland, CH-8001

C.       Present Principal Occupation and Employment:

Newport Capital is a corporation organized under the laws of Belize and is principally involved in the business of providing various administrative and management services to both reporting and non-reporting companies. Mr. Pierce also provides various administrative and management services to both reporting and non-reporting companies. Mr. Pierce is an officer and director of Newport Capital, and the Board of Newport Capital has delegated to him sole dispositive and voting power with respect to shares of common stock owned by Newport Capital.

D.       Criminal Proceedings:

Neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.       Civil Proceedings:

Other than an order issued in June 1993 by the British Columbia Securities Commission (the "BCSC") pursuant to a settlement agreement entered into as of the same date between Mr. Pierce and the BCSC, during the last five years, neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 529561102

F.       Citizenship:

Newport Capital is a Belize corporation. Mr. Pierce is a Canadian citizen.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Between June 27, 2006 (the day immediately following the date of the filing of a statement on form 13D by the Reporting Persons) and August 1, 2006, Newport Capital purchased an aggregate of 10,000 shares of the Issuer's common stock in the open market at an aggregate cost of $9,550 from Newport's working capital. In addition, in the interest of providing full and complete disclosure, certain additional acquisitions prior to June 27, 2006 (including the source and amount of funds or other consideration) are described in Item 4 below.

ITEM 4.          PURPOSE OF TRANSACTION

As indicated above in Item 3, between June 27, 2006 and August 1, 2006, Newport purchased an aggregate of 10,000 shares of the Issuer's common stock in the open market at an aggregate cost of $9,550. On August 1, 2006, Newport Capital sold 270,000 shares of the Issuer's common stock in a private sale, which reduced its beneficial ownership interest in the Issuer's issued and outstanding common stock to 4.9%. Newport Capital engaged in these transactions for investment purposes.

On May 16, 2006, the Issuer issued 7,858,989 shares of its common stock, bringing Mr. Pierce's beneficial ownership interest in the Issuer's issued and outstanding common stock to 5.7% as of May 16, 2006.

Between May 17, 2006 and June 9, 2006, Newport Capital purchased 190,440 shares of the Issuer's common stock in a series of 18 purchases in the open market for an aggregate of $263,985 from its working capital. During this same time period, Newport Capital sold an aggregate of 27,500 shares of the Issuer's common stock in the open market in two separate transactions. On May 22, 2006, Newport Capital purchased 100,000 shares of the Issuer's common stock in a private purchase for $100,000 from its working capital. Newport Capital engaged in these transactions for investment purposes. In addition, on May 26, 2006, the Issuer issued 202,500 shares of its common stock to Parc Place Investments AG ("Parc Place") in consideration for Parc Place introducing the Issuer to certain investors in connection with Regulation S transactions. As a result of these transactions, Mr. Pierce's beneficial ownership interest in the Issuer's issued and outstanding common stock increased to 6.8% as of June 9, 2006.

Between June 10, 2006 and August 1, 2006, Newport Capital purchased 91,450 shares of the Issuer's common stock in a series of 17 purchases in the open market for an aggregate of $94,431 from its working capital. During this same time period, Newport Capital sold an aggregate of 530,000 shares of the Issuer's common stock in a series of three private sales. (The information in the immediately preceding two sentences includes the transactions between June 27, 2006 and August 1, 2006 as described in the first paragraph of this Item 4.) Newport Capital engaged in these transactions for investment purposes. As a result of these transactions, Mr. Pierce's beneficial ownership interest in the Issuer's issued an outstanding common stock decreased to 5.6% as of August 1, 2006.

CUSIP No. 529561102

Subject to all relevant securities law restrictions, the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

As disclosed in the Prospectus that forms part of a Form SB-2 Registration Statement of the Issuer that has been filed with the Securities and Exchange Commission but which has not yet been declared effective, Parc Place (of which Mr. Pierce is an officer and director and, as such, shares dispositive and voting power of the securities held by such entity) intends to offer 202,500 shares of the Issuer's common stock for sale through the Prospectus as a Selling Shareholder thereunder.

Except as otherwise disclosed herein, neither of the Reporting Persons has any current plans or proposals that relate to or would result in:

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    any action similar to any of those enumerated above.

CUSIP No. 529561102

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by Newport Capital and Mr. Pierce shall not be construed as an admission that either Newport Capital or Mr. Pierce is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)       Newport Capital: For the purposes of this statement, the Reporting Persons are reporting herein that as of the close of business on August 1, 2006, Newport Capital was the beneficial owner of 1,895,114 shares (or approximately 4.9%) of the Issuer's common stock. Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and includes 1,782,114 shares and 113,000 warrants (immediately exercisable for one share each) held of record by Newport Capital, of which Mr. Pierce is an officer and director. The Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital.

In addition to Mr. Pierce, the other officer and director of Newport Capital is Cockburn Directors, Ltd. ("Cockburn Directors"), which is organized under the laws of Turks & Caicos, British West Indies, and has a principal business address at 1 Caribbean Place, Leeward Highway, Providenciales, Turks & Caicos, British West Indies. Cockburn Directors is principally involved in the business of providing management consulting services. During the last five years, Cockburn Directors (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pierce: For the purposes of this statement, the Reporting Persons are reporting herein that as of the close of business on August 1, 2006, Mr. Pierce was the beneficial owner of an aggregate of 2,185,364 shares (or approximately 5.6% of the outstanding shares) of the Issuer's common stock. 1,895,114 of these shares are the same securities being reported by Newport Capital as a Reporting Person hereunder. Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and includes (i) 1,782,114 shares and 113,000 warrants (immediately exercisable for one share each) held of record by Newport Capital, of which Mr. Pierce is an officer and director (the Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital); (ii) 5,250 shares held of record by Mr. Pierce; (iii) 45,000 shares held of record by Dana Pierce ("Mrs. Pierce"), the wife of Mr. Pierce; (iv) 222,500 shares held of record by Parc Place and (v) 17,500 shares held of record by Spartan Asset Group ("Spartan"). Mr. Pierce shares dispositive and voting power with respect to the shares owned by Parc Place and Spartan in his capacity as an officer and director of these entities.

(b)       Newport Capital: For the purposes of this statement, the Reporting Persons are reporting herein that as of August 1, 2006, Newport Capital, through Mr. Pierce, had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,895,114 of the Issuer's common shares (including 113,000 warrants immediately exercisable for one share each).

CUSIP No. 529561102

Mr. Pierce: For the purposes of this statement, the Reporting Persons are reporting herein that as of August 1, 2006, Mr. Pierce had: (i) on Newport Capital's behalf, the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,895,114 of the Issuer's common shares (including 113,000 warrants immediately exercisable for one share each); (ii) on his own behalf, the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 5,250 of the Issuer's common shares; (iii) together with Mrs. Pierce, shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 45,000 of the Issuer's common shares; (iv) on Parc Place's behalf, shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 222,500 of the Issuer's common shares and (v) on Spartan's behalf, shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 17,500 of the Issuer's common shares.

Parc Place is a company organized under the laws of Switzerland, with a principal business of corporate development and management . The address of Parc Place's principal office is Rennweg 28, Zurich, Switzerland, CH-8001.

Spartan is a corporation organized under the laws of Belize, with a principal business of providing management consulting services. The address of Spartan's principal office is P.O. Box WC 960, St. John's, Antigua.

Mrs. Pierce is a citizen of Canada and has an address at c/o Brent Pierce, Newport Capital Corp., Rennweg 28, Zurich, Switzerland, CH-8001. Her present principal occupation is as a businessperson.

During the last five years, none of Parc Place, Spartan or Mrs. Pierce (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)       As of August 1, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer's equity securities had been engaged in by Newport Capital, Mr. Pierce, Mrs. Pierce, Parc Place or Spartan other than as disclosed herein.

(d)       As of August 1, 2006, to the best knowledge and belief of the undersigned, no person other than Newport Capital, Mr. Pierce, Mrs. Pierce, Parc Place or Spartan had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)       Newport Capital ceased to be a beneficial owner of more than 5% of the Issuer's issued and outstanding common stock as of August 1, 2006.

CUSIP No. 529561102

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in the statement on form 13D dated June 26, 2006 filed by the Reporting Persons: (i) in consideration for introducing the Issuer to certain investors in connection with Regulation S transactions, Parc Place received 202,500 restricted common shares from the Issuer on May 26, 2006 and (ii) as a result of consulting services performed under a contract between the Issuer and International Market Trend AG, and stock option grants awarded by the Issuer from time to time, Mr. Pierce has received and may receive options to purchase stock of the Issuer.

Other than the arrangements described above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit          Description of Exhibit

A                   Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2006.	NEWPORT CAPITAL CORP. Per: /s/ Brent Pierce Brent Pierce, President /s/ Brent Pierce BRENT PIERCE

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

LEXINGTON RESOURCES, INC.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

529561102
______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D, dated September 19, 2006, is being filed with the Securities and Exchange Commission on behalf of the each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: September 19 , 2006
NEWPORT CAPITAL CORP. By:
/s/ Brent Pierce	/s/ Brent Pierce
Brent Pierce, President	BRENT PIERCE